Contact

www.linkedin.com/in/odetteyang (LinkedIn)

Languages

Chinese (Native or Bilingual)

Odette Y.

get licensed to glow

New York, New York, United States

Experience

Stealth

Founder

June 2026 - Present (5 months)

creator ai startup. dm me to monetize your audience

Licensed to Glow

Founder

December 2024 - Present (1 year 11 months)

New York, New York, United States

All access beauty pass. Book at 600+ locations across NYC, Miami, ATL, DMV, LA, Chicago, Houston, Dallas, and Philly. 1.8m raised + 60,000 users!

Radian Capital

Investor

June 2022 - February 2024 (1 year 9 months)

New York, New York, United States

Software, marketplaces, & tech-enabled services

Evercore

Investment Banking

2021 - 2022 (1 year)

New York, New York, United States

Restructuring Advisory

+ Limetree Bay Refining, Chapter 11

Goldman Sachs

Investment Banking

2020 - 2020 (less than a year)

San Francisco, California, United States

Healthcare Group

+ Athira Pharma IPO

Education

The Wharton School

Bachelor of Science - BS, Finance and Management · (2019 - 2021)